UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934

                          ACCESS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    00431M100
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 22, 1999
             (Date of event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     In addition to the contracts, arrangements, understandings or relationships described in Amendment No. 1 to his Schedule 13D filed on October 29, 1999, Mr. Stone was appointed as a director of Access Pharmaceuticals on October 22, 1999.


Item 7.   Materials to be Filed as Exhibits.

None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:  November 2, 1999                /s/  Richard Stone
                                             ----------------------------
                                             Richard Stone